November 21, 2003

Filing Desk
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:	Form N-14 for Calvert Tax-Free Reserves SEC File Number 333-110621

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, the above-referenced Registrant hereby withdraws the registration statement filed on November 20, 2003, on Form N-14 under SEC File Number 333-110621. The filing was made in error (and no securities were sold or issued in connection with the offering). The registration statement should have been filed as Pre-Effective Amendment No. 2 to the Form N-14 for the Registrant under SEC File Number 333-109044; Registrant will re-file the registration statement accordingly.

CALVERT TAX-FREE RESERVES
By:
_________________**_________________
Barbara J. Krumsiek
President and Trustee

**By Lancelot A. King as Attorney-in-fact, pursuant to Power of Attorney (See Registrant’s Post-Effective Amendment No. 52, April 29, 2003, accession number 0000319676-03-000005).

/s/ Lancelot A. King

cc: Kimberly Browning